Exhibit 3.2

AMENDMENT

TO THE

SECOND AMENDED AND RESTATED BYLAWS

OF

HCA HEALTHCARE, INC.

A Delaware Corporation

1. Article VII of the Second Amended and Restated Bylaws (the “Bylaws”) of HCA Healthcare, Inc., a Delaware corporation (the “Company”), is hereby amended to read, in its entirety, as follows:

“In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, alter, amend, change, add to or repeal these Bylaws by the affirmative vote of a majority of the total number of directors then in office. Any amendment, alteration, change, addition or repeal of these Bylaws by the stockholders of the Corporation shall require the affirmative vote of the holders of at least a majority of the outstanding shares of the Corporation, voting together as a class, entitled to vote on such amendment, alteration, change, addition or repeal.”

2. This Amendment shall be effective as of May 1, 2019.